UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
10590

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2021 (MM/DD/YY) AND ENDING 09/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: J. V. Delaney & Associates

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 Vienna
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph V. Delaney	949-720-0063	jvdmoney@cox.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WWC CPA's
(Name – if individual, state last, first, and middle name)

2010 Pioneer Ct.	San Mateo	CA	94404
(Address)	(City)	(State)	(Zip Code)

03/16/2004	1171
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph V. Delaney _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J.V. Delaney & Associates _____ , as of 12/22 _____ , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title:
Sole Proprietor

Notary Public   ~~Certificate Attached for California Notary Wording~~

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 22 day of DECEMBER, 20 22, by JOSEPH V. DELANEY ______________________________,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

SUZANNE M. HAYS
Notary Public - California
Orange County
Commission # 2394856
My Comm. Expires Feb 24, 2026

(Seal) Signature [signature]

J.V. DELANEY & ASSOCIATES

Financial Statements and Supplemental Schedules

September 30, 2022

(With Independent Auditors' Report Thereon and Supplemental Schedules)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

.

J.V. DELANEY & ASSOCIATES

September 30, 2022

Table of Contents

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO FINANCIAL STATEMENTS	3-4
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 **OF THE SECURITIES EXCHANGE ACT OF 1934:**	5
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE **15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**	6
SCHEDULE II & III - INFORMATION RELATING TO RESERVE REQUIREMENTS **FOR BROKER/DEALERS AND INFORMATION RELATING TO** **POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3**	7
EXEMPTION REPORT	8
INDEPENDENT AUDITORS' REPORT ON EXEMPTION REPORT	9



WWC, P.C. Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. J.V. Delaney, Owner
J.V. Delaney & Associates
Newport Beach, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J.V. Delaney & Associates as of September 30, 2022, and the related statements of income (loss), changes in net assets, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of J.V. Delaney & Associates as of September 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of J.V. Delaney & Associates' management. Our responsibility is to express an opinion on J.V. Delaney & associates' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J.V. Delaney & Associates in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I (the "Supplemental Information" has been subjected to audit procedures performed in conjunction with the audit of J.V. Delaney & Associates' financial statements. The Supplemental Information is the responsibility of J.V. Delaney & Associates' management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I is fairly stated, in all material respects, in relation to the financial statements as a whole.

WWC, P.C.

We have served as J.V. Delaney & Associates' auditor since 2019.

San Mateo, California
December 8, 2022

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

J.V. DELANEY & ASSOCIATES

STATEMENT OF FINANCIAL CONDITION

As of September 30, 2022

ASSETS

Cash and cash equivalents	$	12,917
Prepaid		167
Total current assets		13,084
Furniture and equipment at cost, net of accumulated depreciation		23
TOTAL ASSETS	$	13,107

LIABILITIES AND OWNER'S EQUITY

Accounts payable and accrued expenses	$	1,650
TOTAL LIABILITIES		1,650
NET ASSETS		11,457
TOTAL LIABILITIES AND NET ASSETS	$	13,107

The accompanying notes are an integral part of these financial statements.

J.V. DELANEY & ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

September 30, 2022

Note 1 – Organization and Nature of Business

J.V. Delaney & Associates a sole proprietorship (owner) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Agency ("FINRA"). The sole proprietorship acts as an investment banker and financial advisor to public and private companies.

Note 2 – Significant Accounting Policies

Basis of Presentation – The sole proprietorship (owner) is licensed to conduct the following types of business as a securities broker-dealer including:

- Brokering and dealing in retail sales of corporate securities on a fully disclosed basis;
- Brokering of municipal securities;
- Retail sales of mutual funds on a subscription basis;
- Act as placement agent in private placement of securities;
- Brokering of government securities; and
- Underwriting of securities on a "best efforts" basis only.

Rule 15c3-3(k)(2)(ii) provides an exemption from the SEC's "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of J.V. Delaney & Associates.

Operations – The financial statements include only those assets and liabilities of the proprietor, which relate to his broker-dealer operations.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment – The furniture and equipment are stated at cost and depreciated on the straight line over the estimated useful lives of the assets:

Equipment	5 years

Income – The only income generated during the year was rental income from the owners' interest in a timeshare property. The timeshare interest was earned as compensation for transaction conducting by the proprietorship in prior periods. The owner has not recognized an asset to the statement of financial condition as there was no original cost basis for the timeshare. Additionally, the owner is not able to determine a fair market value of the timeshare interest as he is unable to reliably estimate future cash flows; accordingly, the timeshare is carried at value of zero.

Advertising costs – Advertising costs are expensed as incurred.

Income Taxes – J.V. Delaney & Associates is a sole proprietorship for income tax purposes and, accordingly, income or loss of the sole proprietorship is that of the proprietor.

Note 3 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Net Capital Requirements

The sole proprietorship is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2022, the sole proprietorship had net capital of $11,267 which was $6,267 in excess of its required net capital of $5,000. The sole proprietorship's net capital ratio to indebtedness was 6.83 to 1.

Note 5 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(ii) provides an exemption from the SEC's "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the sole proprietorship.

Note 7 – SIPC Supplementary Report Requirement

The sole proprietorship is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for 12 months ending September 30, 2022, because the sole proprietorship's SIPC Net Operating Revenues are under $500,000.

Note 8 – Subsequent Events

Sole proprietor has reviewed the results of operations for the period of time from its year end September 30, 2022 through December 8, 2022, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

J.V. DELANEY & ASSOCIATES

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

J.V. DELANEY & ASSOCIATES

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

September 30, 2022

NET CAPITAL:
  Owner's equity $ 11,457

  Less non-allowable assets and deductions:
    Furniture and equipment at cost, net   23
    Prepaid expenses
          167
    Securities, not readily marketable   -
    Other assets   -

Haircuts on securities   190

NET CAPITAL $ 11,267

AGGREGATE INDEBTEDNESS, total liabilities $ 1,650

MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness) $ 110

MINIMUM NET CAPITAL DOLLAR REQUIREMENT $ 5,000

MINIMUM NET CAPITAL REQUIRED $ 5,000

EXCESS NET CAPITAL $ 6,267

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO   1,650

    NET CAPITAL   11,267   14.64%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of September 30, 2022.

J.V. DELANEY & ASSOCIATES

SCHEDULE II & III
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

September 30, 2022

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K) (2) (ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

J.V. DELANEY & ASSOCIATES
20 Vienna
Newport Beach, CA 92660

SEC Rule 15c3-3(k) Exemption Report
For year ending September 30, 2022

J.V. Delaney & Associates ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers or dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of subsection (k)(2)(ii).

2. The Company met the requirements of this exemption provision throughout the most recent fiscal year without exception.

J.V. DELANEY & ASSOCIATES

I, J.V. Delaney, swear that, to my best knowledge and belief, that this Exemption Report is true and correct.

Joseph V. Delaney

J.V. Delaney, Owner

12-8-2022
Date



WWC, P.C. Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. J.V. Delaney, Owner
J.V. Delaney & Associates
Newport Beach, California

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3(k) Exemption Report, in which (1) J.V. Delaney & Associates identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.V. Delaney & Associates claimed an exemption from 17 C.F.R. §240.15c3-3 under paragraph (k)(2)(ii) (exemption provisions) and (2) J.V. Delaney & Associates stated that J.V. Delaney & Associates met the identified exemption provisions throughout the most recent fiscal year without exception. J.V. Delaney & Associates' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J.V. Delaney & Associates' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WWC, P.C.

WWC, P.C.
San Mateo, California
December 8, 2022

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

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